September 23, 2009

Via Federal Express and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bryan J. Pitko

Re:	Bionovo, Inc. Registration Statement on Form S-1, as amended Originally Filed September 10, 2009 File No. 333-161816

Dear Mr. Pitko:

In connection with the filing of Amendment No. 1 to the Registration Statement on Form S-1 of Bionovo, Inc., a Delaware corporation (the “Company”), via EDGAR on September 22, 2009, on behalf of the Company, we hereby supplement our letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 22, 2009 as set forth herein.

Per your request, the Company acknowledges that in the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish the Commission a letter, at the time of such request, acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at (602) 445-8318.

Sincerely,

/s/ Scott K. Weiss

Scott K. Weiss

cc:	Thomas C. Chesterman

Robert H. Cohen